# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cipher Digital Inc., CIK 0001819989
CUSIP: 17253J106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Vanderbilt Avenue, Floor 54, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/02/2026
Amends the filing with accession number 0001123292-26-000680
Filed by CIK 0001884407
Persons authorized to receive notices and communications: Stijn Ehren, Strawinskylaan 3051, Amsterdam, Netherlands (P7), 1077ZX, 31 6 29 94 48 88

## Reporting persons
- Bitfury Top HoldCo B.V. (CIK 0001884407): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 28,643,382; sole dispositive power 0; shared dispositive power 28,643,382; aggregate amount beneficially owned 28,643,382 (7% of the class)
- Bitfury Holding B.V. (CIK 0001887853): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 4,821,560; sole dispositive power 0; shared dispositive power 4,821,560; aggregate amount beneficially owned 4,821,560 (1.2% of the class)
- Bitfury Group Ltd (CIK 0001887872): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 28,643,382; sole dispositive power 0; shared dispositive power 28,643,382; aggregate amount beneficially owned 28,643,382 (7% of the class)
- V3 Holding Ltd (CIK 0001887845): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 59,516,694; sole dispositive power 0; shared dispositive power 59,516,694; aggregate amount beneficially owned 59,516,694 (14.6% of the class)
- Vavilovs Valerijs (CIK 0001887811): type of reporting person: individual (IN); citizenship or place of organization: Latvia (1R); source of funds: other (OO); sole voting power 0; shared voting power 59,516,694; sole dispositive power 0; shared dispositive power 59,516,694; aggregate amount beneficially owned 59,516,694 (14.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Cipher Digital Inc.
Address of issuer's principal executive offices: 1 Vanderbilt Avenue, Floor 54, New York, New York (NY), 10017
Comment: This Amendment No. 23 ("Amendment No. 23") to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Cipher Digital Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on September 23, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on April 12, 2022, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 9, 2023, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons on January 24, 2024, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Persons on February 26, 2024, Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Persons on May 16, 2024, Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Persons on June 13, 2024, Amendment No. 7 to Schedule 13D filed with the SEC by the Reporting Persons on June 28, 2024, Amendment No. 8 to Schedule 13D filed with the SEC by the Reporting Persons on September 4, 2024, Amendment No. 9 to Schedule 13D filed with the SEC by the Reporting Persons on September 10, 2024, Amendment No. 10 to Schedule 13D filed with the SEC by the Reporting Persons on November 12, 2024, Amendment No. 11 to Schedule 13D filed with the SEC by the Reporting Persons on July 10, 2025, Amendment No. 12 to Schedule 13D filed with the SEC by the Reporting Persons on July 22, 2025, Amendment No. 13 to Schedule 13D filed with the SEC by the Reporting Persons on August 11, 2025, Amendment No. 14 to Schedule 13D filed with the SEC by the Reporting Persons on September 8, 2025, Amendment No. 15 to Schedule 13D filed with the SEC by the Reporting Persons on September 17, 2025, Amendment No. 16 to Schedule 13D filed with the SEC by the Reporting Persons on September 25, 2025, Amendment No. 17 to Schedule 13D filed with the SEC by the Reporting Persons on October 2, 2025, Amendment No. 18 to Schedule 13D filed with the SEC by the Reporting Persons on October 16, 2025, Amendment No. 19 to Schedule 13D filed with the SEC by the Reporting Persons on November 5, 2025, Amendment No. 20 to Schedule 13D filed with the SEC by the Reporting Persons on November 18, 2025, Amendment No. 21 to Schedule 13D filed with the SEC by the Reporting Persons on May 13, 2026 and Amendment No. 22 to Schedule 13D filed with the SEC by the Reporting Persons on May 18, 2026 (the "Original Schedule 13D," and as amended by Amendment No. 23, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 23 shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated to read as follows:

Residence or business address of each of the Reporting Persons is as follows:

a. Bitfury Holding: Concertgebouwplein 15-H, 1071 LL Amsterdam, the Netherlands;

b. Bitfury Top HoldCo: Concertgebouwplein 15-H, 1071 LL Amsterdam, the Netherlands;

c. BGL: Fieldfisher Riverbank House, 2 Swan Lane, London, United Kingdom EC4R 3TT;

d. V3: Harneys Fiduciary (Cayman) Limited, 4th Floor Harbour Place, 103 South Church Street, PO Box 10240, George Town, Grand Cayman KY1-1002, Cayman Islands; and

e. Valerijs Vavilovs: 2102 Cheddar Cheese Tower, PO Box 712650, Dubai, UAE.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

This Amendment No. 23 is being filed for purposes of disclosing the Bitfury Top HoldCo Forward Contract described in this Amendment No. 23. The information contained in Item 5(c) of this Amendment No. 23 with respect thereto is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows: The information in rows 11 and 13 of each of the cover pages of this Amendment No. 23 is incorporated by reference herein. Such information sets forth, as of June 4, 2026, the aggregate number of shares of Common Stock of the Issuer and percentage of Common Stock of the Issuer beneficially owned by each of the Reporting Persons, based on 409,049,197 shares of Common Stock outstanding as of May 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows: The information in rows 7 through 10 of each of the cover pages of this Amendment No. 23 is incorporated by reference herein. Bitfury Holding is the record holder of 4,821,560 shares of Common Stock. Bitfury Top HoldCo is the record holder of 23,821,822 shares of Common Stock and is the sole owner of Bitfury Holding. As a result, Bitfury Top HoldCo may be deemed to share beneficial ownership of the shares of Common Stock held by Bitfury Holding. V3 is the direct holder of 30,873,312 shares of Common Stock. Valerijs Vavilovs is the sole owner of V3, which is the majority owner of BGL. BGL is the sole owner of Bitfury Top HoldCo. As a result of the foregoing relationships, each of Mr. Vavilovs, V3 and BGL may be deemed to share beneficial ownership of the Common Stock beneficially owned by Bitfury Top Holdco, and Mr. Vavilovs is deemed to share beneficial ownership of the Common Stock beneficially owned by V3.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following:

Bitfury Top HoldCo Forward Contract

On June 2, 2026, Bitfury Top HoldCo entered into an additional variable prepaid forward sale contract (the "Bitfury Top HoldCo Forward Contract") with an unaffiliated third-party dealer (the "Dealer") covering a maximum of 2,000,000 shares of Common Stock. The Bitfury Top HoldCo Forward Contract obligates Bitfury Top HoldCo to deliver to the Dealer up to 500,000 shares of Common Stock in each of four tranches after each of the four maturity dates of the Bitfury Top HoldCo Forward Contract (i.e. May 14, 2027, May 21, 2027, May 28, 2027 and June 4, 2027) for an aggregate amount of up to 2,000,000 shares. In exchange for assuming this obligation, Bitfury Top HoldCo received a cash payment of $41.9 million in connection with the entry into the Bitfury Top HoldCo Forward Contract. Bitfury Top HoldCo pledged 2,000,000 shares of Common Stock (the "Pledged Shares") to secure its obligations under the Bitfury Top HoldCo Forward Contract.

The number of shares of Common Stock to be delivered to the Dealer on each of the four maturity dates is to be determined as follows: (a) if the daily volume-weighted average price of Common Stock during the trading day immediately preceding the maturity date (the "Settlement Price") is less than or equal to $24.8655 (the "Floor Price"), the reporting person will deliver to the Dealer 500,000 shares; (b) if the Settlement Price is between the Floor Price and $37.2982 (the "Cap Price"), the reporting person will deliver to the Dealer a number of shares of Common Stock having a value (based on the then market price) equal to $12.4 million; and (c) if the Settlement Price is greater than the Cap Price, the reporting person will deliver to the Dealer a number of shares of Common Stock equal to 500,000 shares minus a number of shares of Common Stock having a value (based on the then market price) equal to $6.2 million. Bitfury Top HoldCo will retain economic and voting rights in the Pledged Shares during the term of the pledge (so long as no event of default or similar event occurs under the Bitfury Top HoldCo Forward Contract or the related pledge agreement).

Sales of Common Stock

The Reporting Persons have engaged in the following open market sales since the filing of Amendment No. 22 to Schedule 13D on May 18, 2026. On June 3, 2026, Bitfury Top HoldCo sold 1,800,000 shares of Common Stock at prices ranging from $25.82 to $28.25, for a volume-weighted average price per share of $26.6170.

Correction To Prior Filing

Item 5(c) of Amendment No. 22 to Schedule 13D filed on May 18, 2026 is hereby amended to correct an inadvertent error regarding the settlement terms of the Top HoldCo Forward Contract described therein, as follows:

The reference to "$21.8 million" in clause (b) of the second to last sentence of the last paragraph of Item 5(c) is hereby changed to "$16.1 million"; and the reference to "$10.9 million" in clause (c) of the second to last sentence of the last paragraph of Item 5(c) is hereby changed to "$8.1 million."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 5(c) is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1: Joint Filing Agreement, dated as of June 4, 2026.

## Signatures
- Bitfury Top HoldCo B.V.: /s/ Stijn Ehren, Stijn Ehren, Managing Director (06/04/2026)
- Bitfury Holding B.V.: /s/ Stijn Ehren, Stijn Ehren, Managing Director (06/04/2026)
- Bitfury Group Ltd: /s/ Valerijs Vavilovs, Valerijs Vavilovs, Director (06/04/2026)
- V3 Holding Ltd: /s/ Valerijs Vavilovs, Valerijs Vavilovs, Director (06/04/2026)
- Vavilovs Valerijs: /s/ Valerijs Vavilovs, Vavilovs Valerijs (06/04/2026)